Exhibit 99.1

Missfresh Announces Strategic Partnership and RMB200 Million Equity Investment from Shanxi Donghui

BEIJING, July 14, 2022 (GLOBE NEWSWIRE) -- Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced it has formed a strategic partnership with Shanxi Donghui Group (“Shanxi Donghui”), a multinational conglomerate with diversified businesses including energy, nonferrous metals, cultural tourism and modern agriculture. Pursuant to the strategic investment agreement dated as of July 14, 2022 (the “Agreement”), Shanxi Donghui will make an RMB200 million equity investment in Missfresh.

Through the strategic partnership, Missfresh and Shanxi Donghui will exchange resources and best practices relating to agriculture operations and sales and marketing to strategically cooperate on a range of initiatives around the agriculture supply chain including agricultural branding, contract farming and supply chain management.

Pursuant to the Agreement, Shanxi Donghui or its designated affiliate will subscribe for 298,507,463 Class B ordinary shares of the Company in the amount of the US$ equivalence of RMB200 million, subject to the satisfaction of the closing condition that Shanxi Donghui or its designated affiliate completes all necessary registrations and obtains all required governmental approvals in China for its overseas direct investment in the Company in the twelve months following the signing date of the Agreement.

Upon the closing, Shanxi Donghui will have the right to designate two directors for nomination and election to the Company’s board of directors.

“We are excited to welcome Shanxi Donghui as our strategic investor and distinguished partner,” said Mr. Zheng Xu, Founder, Chairman and Chief Executive Officer of the Company. “This partnership will help us advance our fresh food supply chain capabilities and provide a superior grocery shopping experience for consumers in China. Furthermore, the investment is a meaningful source of capital to fund our business development. We look forward to working closely with Shanxi Donghui to cultivate high-quality agricultural brands and pursue excellence in supply chain management within the farming sector and a seamless experience for our customers.”

Incorporated in 2005, Shanxi Donghui is a multinational conglomerate operating in diversified industries, including energy, nonferrous metals, cultural tourism and modern agriculture. Shanxi Donghui currently owns multiple wholly-owned subsidiaries in Shanxi province, Beijing, Jiangsu province, Yunnan province and Hainan province, as well as in Queensland, Australia.

About Missfresh Limited

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business digitally.

For more information, please visit: http://ir.missfresh.cn.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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